U
SECURITIES A
Was

11020610

RECEIVED
2011 APR 11 PM 1:0
SEC / TM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	.......12.00

SEC FILE NUMBER
8- 8511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/2010 (MM/DD/YY) AND ENDING 02/28/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Mutual Planning Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7270 S. Oriole Blvd. #6010
(No. and Street)

Delray Beach (City) — FL (State) — 33446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Abelow — (561) 495-9515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road, Suite 540 (Address) — Boca Raton (City) — FL (State) — 33434 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert Abelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Mutual Planning Corp, as of February 28, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADAM J. KLEIN
Notary Public - State of Florida
My Comm. Expires Jun 21, 2013
Commission # DD 901174
Bonded Through National Notary Assn.

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/89

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: First Mutual Planning Corp [13]	SEC FILE NO.: 8-8511 [14]
	FIRM ID. NO.: 309 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 7370 S Oriole Blvd #601C [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 03/01/10 [24]
Delray Beach [21] (City) FL [22] (State) 33446 [23] (Zip Code)	AND ENDING (MM/DD/YY): 2/28/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Herbert Abelow [30]

(Area Code)—Telephone No.: (561)- 495-9515 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 19____

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Mutual Planning Corp | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 02/28/11 [99]
SEC FILE NO. 8-8511 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 51,127	200			$ 51,127	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	1,212	600	1,212	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 51,127	540	$ 1212	740	$ 52,339	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Mutual Planning Corp. as of 2/28/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [14]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[15]
B. Other	[1115]	[1305]	[15]
15. Payable to non-customers	[1155]	[1355]	[16]
16. Securities sold not yet purchased, at market value		[1360]	[16]
17. Accounts payable, accrued liabilities, expenses and other	7744 [1205]	[1385]	7744 [1]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1]
B. Secured	[1211]	[1390]	[1]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	
C. Pursuant to secured demand note collateral agreements:		[1420]	
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$

Ownership Equity

		Total
21. Sole proprietorship		$
22. Partnership (limited partners	$ [1020])	
23. Corporation:		
A. Preferred stock		
B. Common stock		2,000
C. Additional paid-in capital		110,180
D. Retained earnings		(67,585)
E. Total		44,595
F. Less capital stock in treasury		(-)
24. TOTAL OWNERSHIP EQUITY		$ 44,595
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 52,339

OMIT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Mutual Planning Corp

For the period (MMDDYY) from 03/01/10 [3932] to 02/28/11 [39..]
Number of months included in this statement 12 [39..]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	
b. Commissions on listed option transactions		
c. All other securities commissions		6,152
d. Total securities commissions		6,152
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		
b. From all other trading		
c. Total gain (loss)		
3. Gains or losses on firm securities investment accounts		
4. Profit (loss) from underwriting and selling groups		
5. Revenue from sale of investment company shares		
6. Commodities revenue		
7. Fees for account supervision, investment advisory and administrative services		
8. Other revenue		6
9. Total revenue	$	6,158

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	30,000
11. Other employee compensation and benefits		16,880
12. Commissions paid to other broker-dealers		
13. Interest expense		
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		2,851
15. Other expenses		12,338
16. Total expenses	$	62,069

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(55,911)
18. Provision for Federal income taxes (for parent only)		–
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		–
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		–
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		–
22. Net income (loss) after Federal income taxes and extraordinary items	$	(55,911)

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Mutual Planning Corp. as of 02/28/11

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—~~$2,500~~ 5000 capital category as per Rule 15c3-1 .... 5000 [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... — [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ____ [4335] — [4570]

D. (k) (3)—Exempted by order of the Commission .... — [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ ____ [4699]

OMIT PENNIES

Instructions. Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Mutual Planning Corp **as of** 02/28/11

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 44,595	348
2.	Deduct ownership equity not allowable for Net Capital			( )	349
3.	Total ownership equity qualified for Net Capital				350
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				35
	B. Other (deductions) or allowable credits (List)				35
5.	Total capital and allowable subordinated liabilities			$	35
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 1,212	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(1,212)	3
7.	Other additions and/or allowable credits (List)				3
8.	Net capital before haircuts on securities positions			$ 43,383	3
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	275	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(275)	
10.	Net Capital			$ 43,108	

OMIT PE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Mutual Planning Corp. as of 02/28/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 517	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	375
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	376
14.	Excess net capital (line 10 less 13)	$ 38108	377
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 42334	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 7,744	379
17.	Add:				
	A. Drafts for immediate credit	$ —	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ —	3810		
	C. Other unrecorded amounts (List)	$ —	3820	$ —	38
19.	Total aggregate indebtedness			$ 7744	38
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 18	38
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 15	38

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ —	3
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ —	3
24.	Net capital requirement (greater of line 22 or 23)	$ —	3
25.	Excess net capital (line 10 less 24)	$ —	3
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ —	3

OMIT PEN

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Mutual Planning Corp.

For the period (MMDDYY) from 03/01/10 to 02/28/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 100,506
A. Net income (loss)			(55,911)
B. Additions (Includes non-conforming capital of	$	4262)	
C. Deductions (Includes non-conforming capital of	$	4272)	
2. Balance, end of period (From item 1800)			$ 44,595

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ —
A. Increases	—
B. Decreases	—
4. Balance, end of period (From item 3520)	$ —

OMIT PE